SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2014
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly-Held Company
CNPJ/MF 02.558.115/0001-21
NIRE 33.300.276.963

MINUTES OF THE BOARD OF DIRECTORS’ MEETING
HELD ON MAY 08th, 2014.

DATE, TIME AND PLACE: On May 08th, 2014, at 10:00 a.m., at the head offices of TIM Participações S.A. (“Company”), located in the City and State of Rio de Janeiro.

PRESENCE: The Board of Directors’ Meeting was held at the date, time and place above mentioned, with the presence of Mrs. Francesca Petralia and Messrs. Franco Bertone, Adhemar Gabriel Bahadian, Manoel Horacio Francisco da Silva, Oscar Cicchetti and Rodrigo Modesto de Abreu, in person or by means of video conference, in accordance with paragraph 2º, article 25 of Company’s By-laws. Justified absence of Mr. Piergiorgio Peluso. Mr. Jaques Horn, Secretary and Legal Officer, also attended this meeting.

BOARD: Mr. Franco Bertone – Chairman; and Mr. Jaques Horn – Secretary.

AGENDA: (1) To acknowledge about the resignation of Board of Directors’ members and, as a consequence, to resolve on the composition of the Board of Directors and its related Committees; (2) To acknowledge about the Financial Statements of the Company on the First Quarter 2014, dated as of March 31st, 2014; (3) To acknowledge about the activities carried out by the Statutory Audit Committee at its meeting held on April 25th, 2014; (4) To acknowledge about the activities carried out by the Control and Risks Committee at its meeting held on April 17th, 2014; (5) To resolve on the agreement to be entered into between TIM Celular S.A., a wholly owned subsidiary of the Company, Allied S.A. and Apple Computer Brasil Ltda.; and (6) To acknowledge about the telecommunications services during the period of the Soccer World Cup, focusing on the status of the preparation plan for the service rendering in stadiums and airports.

RESOLUTIONS: Upon review and discussion of the subject included on the Agenda the Board Members, by unanimous decision of the presents and with the expressed abstention of the legally restricted, registered their decisions, as follows:

(1) (1.1.) To acknowledge about the resignation of Mr. Patrizio Graziani, effective as of April 21st, 2014, from the position as member of the Company’s Board of Directors and, consequently, of the position as member of the Compensation Committee and of the Control and Risks Committee, and the resignation of Mr. Maílson Ferreira da Nóbrega, effective as of April 30th, 2014, from the position as member of the Company’s Board of Directors and member of the Company’s Statutory Audit Committee, leaving the position as member of the Control and Risks Committee. The Board Members expressed their thanks to Messrs. Patrizio Graziani and Maílson Ferreira da Nóbrega for the relevant services rendered to the Company. (1.2.) In view of the resignations mentioned above and pursuant Article 150 of the Brazilian Law Nr. 6,404/1976 and Article 20, paragraph 2º of the Company’s By-Laws, the Board of Directors, by co-optation, elected as a member of the Company’s Board of Directors, Mr. Alberto Emmanuel Carvalho Whitaker, Brazilian citizen, married, administrator and lawyer, bearer of the Identity Card Nr. 2.025.093, issued by SSP/SP, enrolled before the CPF/MF under Nr. 002.337.738-00, domiciled at Alameda Itu, Nr. 823, apt. 31, Cerqueira Cesar, City and State of São Paulo, and Mr. Mario Di Mauro, Italian citizen, married, bachelor in economics, bearer of the Italian Passport Nr. AA2248135, valid until June 26th, 2018, enrolled before the CPF/MF under Nr. 058.178.137-69, domiciled at Avenida das Américas, N. 3,434, Building 1, 7th floor, Barra da Tijuca, City and State of Rio de Janeiro. The election of the new members shall be ratified by the next Shareholders’ Meeting. Therefore, the Board of Directors of the Company will be composed by 9 (nine) members: Messrs. Adhemar Gabriel Bahadian, Alberto Emmanuel Carvalho Whitaker, Francesca Petralia, Franco Bertone (Chairman), Manoel Horacio Francisco da Silva, Oscar Cicchetti, Piergiorgio Peluso and Rodrigo Modesto de Abreu, all with term of office until the Annual Shareholders’ Meeting to be held in 2015. It is registered that Messrs. Adhemar Gabriel Bahadian and Alberto Emmanuel Carvalho Whitaker are qualify as independent members. The Board Members hereby elected declare under penalties of law, that are not charged of any of the crimes provided by law, preventing them from exercising commercial activities, pursuant to Article 147 of Brazilian Law Nr. 6.404/1976, and informed that will submit the instruments of investiture, the statement required by CVM Instruction Nr. 367/2002, the documents referred to in Articles 18 and 19 of the Company’s By-Laws, and other documents, duly executed, within the legal term. (1.3) The Board elected Messrs. Alberto Emmanuel Carvalho Whitaker and Piergiorgio Peluso to compose the Control and Risks Committee, which will be composed by Messrs. Adhemar Gabriel Bahadian, Alberto Emmanuel Carvalho Whitaker, Francesca Petralia, Franco Bertone (Chairman) and Piergiorgio Peluso, all with term of office until the Annual Shareholders’ Meeting of the Company to be held in 2015. (1.4) The Board elected Mrs. Francesca Petralia, to compose the Compensation Committee, which will be composed by Mrs. Francesca Petralia and Messrs. Manoel Horacio Francisco da Silva (Chairman) and Oscar Cicchetti, all with term of office until the Annual Shareholders’ Meeting of the Company to be held in 2015. (1.5) The Board elected Mr. Adhemar Gabriel Bahadian, to compose the Statutory Audit Committee, which will be composed by Messrs. Adhemar Gabriel Bahadian, Alberto Emmanuel Carvalho Whitaker (Coordinator) and Samuel de Paula Matos all with term of office until the Annual Shareholders’ Meeting of the Company to be held in 2015. (1.6) It is registered that Mrs. Francesca Petralia and Messrs. Franco Bertone, Mario Di Mauro, Oscar Chiccetti, Piergiorgio Peluso and Rodrigo Modesto de Abreu expressly resigned from their compensation.

(2) To acknowledge about the Financial Statements of the first quarter of 2014, dated as of March 31st, 2014, based on the information provided by the Company Management, by the independent auditors, PwC, and in accordance with the favorable opinion issued by the Fiscal Council and the evaluation of Statutory Audit Committee. The report was subject to a limited revision by the independent auditors of the Company, PwC. All in accordance with the presentation performed by Messrs. Rodrigo Modesto de Abreu, Chief Executive Officer, Claudio Zezza, Chief Financial Officer, and Rogério Tostes Lima, Investors Relations Officer and with the material filed at the Company's head offices. It is registered the attendance and favorable position of Mr.  Alberto Carvalho Whitaker, Statutory Audit Committee’s Coordinator, Mr. Oswaldo Orsolin, Fiscal Council’s Chairman, and Mr. Sergio Zamora, representative of external auditors, PwC.

(3) To acknowledge about the activities carried out by the Statutory Audit Committee, in the meeting held on April 25th, 2014, according to the report presented by Mr. Alberto Emmanuel Carvalho Whitaker, Coordinator of the Statutory Audit Committee.

(4) To acknowledge about the activities carried out by the Control and Risks Committee in the meeting held on April 17th, 2014, according to the report presented by Mr. Franco Bertone, Chairman of the Control and Risks Committee.

(5) To approve the execution of the agreement to be entered into between TIM Celular S.A. (“TCEL”), a wholly owned subsidiary of the Company, and Allied S.A. (“Allied”), for Allied acts as a Purchasing Agent in connection with the supply agreements entered into TCEL and Apple Computer Brasil Ltda. (“Apple”), all in accordance with the presentation performed by Messrs. Daniel Junqueira Pinto Hermeto, Purchasing and Supply Chain Officer, and Roger Solé, Chief Marketing Officer, and with the material filed at the Company's head offices and the Request of Corporate Approval – SAS nº 14037.

(6) To acknowledge about the telecommunications services during the Soccer World Cup event, focusing on the status of preparations for the provision of services in stadiums and airports, in accordance with the presentation performed by Messrs. Rodrigo Modesto de Abreu, Chief Executive Officer, and Carlo Filangieri, Chief Technology Officer, Mario Girasole, Regulatory and Institutional Affairs Officer, and with the material filed at the Company's head offices.

CLOSING: With no further issues to discuss, the meeting was adjourned and these minutes drafted as summary, read, approved and signed by all the attendees Board Members: Mrs. Francesca Petralia and Messrs. Franco Bertone, Adhemar Gabriel Bahadian, Manoel Horacio Francisco da Silva, Oscar Cicchetti and Rodrigo Modesto de Abreu.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective book.

Rio de Janeiro (RJ), May 08th, 2014.

JAQUES HORN
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: May 8, 2014	By:	/s/ Rogério Tostes

Name: Rogério Tostes
Title: IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.